Clifford J. Alexander D 202.778.9068 F 202.778.9100 clifford.alexander@klgates.com

July 23, 2018

VIA EDGAR

Samantha Brutlag

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:

Liberty All-Star Growth Fund, Inc. (the “Fund”)

Registration Statement on Form N-2, File No. 811-04537

Dear Ms. Brutlag:

Based on our telephone conversation today, on behalf of the Fund, this letter is to inform you that the Fund hereby withdraws its request for “limited review” of the Fund’s registration statement on Form N-2, filed with the U.S. Securities and Exchange Commission on July 20, 2018.

If you have any questions relating to this filing, please do not hesitate to contact me at 202.778.9068.

Sincerely,

/s/ Clifford J. Alexander
Clifford J. Alexander

Enclosure

cc:

Sareena Khwaja-Dixon

ALPS Fund Services, Inc.